Exhibit 99.1

 TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

EDMONTON, ALBERTA ‐ (September 8, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Corporation”) announced today it intends to proceed with a Private Placement offering up to 15,000,000 units (“Units”) at a subscription price of $0.10 per Unit for gross proceeds of up to $1,500,000. Each Unit will consist of one (1) common share (“Common Share”) in the capital of Titan and one (1) common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a price of $0.30 per Common Share during the twenty-four months following the date of closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, and for general working capital requirements.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month restricted period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real‐time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc. Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438‐1239
www.titantrading.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249